May 13, 2026

Gary Brandeis
Manager
Scholar Hospitality Holdings I LLC
40 East Montgomery Avenue
Suite 414
Ardmore, PA 19003

        Re: Scholar Hospitality Holdings I LLC
            Draft Offering Statement on Form 1-A
            Submitted April 30, 2026
            CIK No. 0002130316
Dear Gary Brandeis:
       This is to advise you that we do not intend to review your offering statement.
       Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of
Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:     Matthew Devine, Esq.